Exhibit 99.1

36Kr Holdings Inc. Reports Unaudited Financial Results for the First Half of 2024

BEIJING, September 3, 2024 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial and Operational Highlights for the First Half of 2024

•	Number of followers[1] as of June 30, 2024 reached 33.3 million, an increase of 9.2% from 30.5 million as of June 30, 2023.

•	Total revenues were RMB102.4 million (US$14.1 million) in the first half of 2024, compared to RMB139.9 million in the same period of 2023.

•	Revenues from online advertising services were RMB80.4 million (US$11.1 million) in the first half of 2024, compared to RMB98.9 million in the same period of 2023.

•	Revenues from enterprise value-added services were RMB13.4 million (US$1.8 million) in the first half of 2024, compared to RMB26.8 million in the same period of 2023.

•	Revenues from subscription services were RMB8.6 million (US$1.2 million) in the first half of 2024, compared to RMB14.2 million in the same period of 2023.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Six Months Ended June 30,
	2023	2024
Online advertising services
Number of online advertising services end customers	330	222
Average revenue per online advertising services end customer (RMB’000)[2]	299.7	362.1

Enterprise value-added services
Number of enterprise value-added services end customers	90	56
Average revenue per enterprise value-added services end customer (RMB’000)[3]	297.4	239.0

Subscription services
Number of individual subscribers	71	16
Average revenue per individual subscriber (RMB)[4]	27,105.6	24,637.5

Number of institutional investors	225	139
Average revenue per institutional investor (RMB’000)[5]	54.7	59.2

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, " We delivered a solid operational performance in the first half of 2024 despite the challenging macroeconomic environment. Our online advertising services’ ARPU rose by 22% year over year, while subscription services’ ARPU among institutional customers increased by 8% year over year, underscoring our competitive market standing. Our relentless efforts to optimize our diverse content offerings and omni-channel distribution drove the number of our followers to over 33 million as of the end of the second quarter, sustaining our growth momentum with an increase of 9% year over year. Looking ahead, we will remain committed to strengthening our content creation capabilities and capturing new AI-driven opportunities, fostering the Company’s high-quality, sustainable growth."

Mr. Xiang Li, Chief Financial Officer of 36Kr, added, “We recorded total revenue of RMB102 million in the first half of 2024 while facing an evolving external environment. As we further streamlined our spending, our operating expenses decreased by 10% and 21% compared with the same period of last year and the previous period, respectively. Moving forward, we will continue to hone our core competitive edges, deepen AI applications and explore broader commercialization scenarios to generate long-term, sustainable value for all stakeholders.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Unaudited Financial Results for the First Half of 2024

Total revenues were RMB102.4 million (US$14.1 million) in the six months ended June 30, 2024, compared to RMB139.9 million in the same period of 2023.

•	Online advertising services revenues were RMB80.4 million (US$11.1 million) in the six months ended June 30, 2024, compared to RMB98.9 million in the same period of 2023. The decrease was primarily due to the reduction in advertising spending of advertisers from certain industries and the challenging external environment. In addition, we proactively optimized our customer structure to control credit risk, which leads to a decrease in revenue scale.

•	Enterprise value-added services revenues were RMB13.4 million (US$1.8 million) in the six months ended June 30, 2024, compared to RMB26.8 million in the same period of 2023. The decrease was primarily due to our ongoing refinement of service offerings by shrinking several regional offices business to strategically focus on cash flow optimization and efficiency improvement.

•	Subscription services revenues were RMB8.6 million (US$1.2 million) in the six months ended June 30, 2024, compared to RMB14.2 million in the same period of 2023. The decrease was primarily due to the transition of business model of training service.

Cost of revenues was RMB57.0 million (US$7.8 million) in the six months ended June 30, 2024, compared to RMB70.0 million in the same period of 2023. The decrease was primarily attributable to the decrease in operating costs in connection with the decline in our revenues.

Gross profit was RMB45.5 million (US$6.3 million) in the six months ended June 30, 2024, compared to RMB69.8 million in the same period of 2023. Gross profit margin was 44.4% in the six months ended June 30, 2024, compared to 49.9% in the same period of 2023.

Operating expenses were RMB117.0 million (US$16.1 million) in the six months ended June 30, 2024, compared to RMB128.7 million in the same period of 2023.

•	Sales and marketing expenses were RMB45.4 million (US$6.2 million) in the six months ended June 30, 2024, a decrease of 29.9% from RMB64.8 million in the same period of 2023. The decrease was primarily attributable to the decrease in payroll-related expenses, rental expense, marketing and promotional expenses and share-based compensation expenses.

•	General and administrative expenses were RMB62.8 million (US$8.6 million) in the six months ended June 30, 2024, a 79.9% increase compared to RMB34.9 million in the same period of 2023. The increase was primarily attributable to the increase in the allowance for doubtful accounts and partially offset by the decrease in share-based compensation expenses.

•	Research and development expenses were RMB8.8 million (US$1.2 million) in the six months ended June 30, 2024, a decrease of 69.7% from RMB29.0 million in the same period of 2023. The decrease was primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB0.05 million (US$6.4 thousand) in the six months ended June 30, 2024, compared to RMB3.7 million in the same period of 2023.

Other expenses were RMB24.3 million (US$3.3 million) in the six months ended June 30, 2024, compared to RMB6.0 million of other income in the same period of 2023.

Income tax expenses were RMB0.07 million (US$0.01 million) in the six months ended June 30, 2024, compared to RMB0.2 million of income tax credit in the same period of 2023.

Net loss was RMB95.9 million (US$13.2 million) in the six months ended June 30, 2024, compared to net loss of RMB52.7 million in the same period of 2023. Non-GAAP adjusted net loss6 was RMB95.9 million (US$13.2 million) in the first half of 2024, compared to non-GAAP adjusted net loss of RMB49.0 million in the same period of 2023.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB94.4 million (US$13.0 million) in the first half of 2024, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB52.3 million in the same period of 2023.

Basic and diluted net loss per ADS were both RMB2.245 (US$0.309) in the first half of 2024, compared to basic and diluted net loss per ADS of RMB1.258 in the same period of 2023.

Certain Balance Sheet Items

As of June 30, 2024, the Company had cash, cash equivalents and short-term investments of RMB96.9 million (US$13.3 million).

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 3, 2024 (8:00 PM Beijing/Hong Kong Time on September 3, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. The First Half of 2024 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10041739-9qgd44.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10041739

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 28, 2024.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	41,464	48,935	6,734
Short-term investments	75,497	47,933	6,596
Accounts receivable, net	139,408	74,220	10,213
Receivables due from related parties	69	1,630	224
Prepayments and other current assets	16,030	19,497	2,683
Total current assets	272,468	192,215	26,450
Non-current assets:
Property and equipment, net	7,366	6,542	901
Intangible assets, net	2,079	1,892	260
Long-term investments	142,599	115,115	15,840
Operating lease right-of-use assets, net	34,454	30,676	4,221
Total non-current assets	186,498	154,225	21,222
Total assets	458,966	346,440	47,672

Liabilities
Current liabilities:
Accounts payable	60,376	54,228	7,462
Salary and welfare payables	36,046	35,900	4,940
Taxes payable	5,940	2,916	401
Deferred revenue	23,428	22,647	3,116
Amounts due to related parties	261	43	6
Accrued liabilities and other payables	25,152	22,673	3,120
Short-term bank loan	9,950	10,000	1,376
Operating lease liabilities	8,953	9,468	1,303
Total current liabilities	170,106	157,875	21,724
Non-current liabilities:
Operating lease liabilities	26,826	22,601	3,110
Other non-current liabilities	174	—	—
Total non-current liabilities	27,000	22,601	3,110
Total liabilities	197,106	180,476	24,834

Shareholders’ equity
Ordinary shares	694	694	95
Treasury stock	(11,502)	(11,502)	(1,583)
Additional paid-in capital	2,064,264	2,064,316	284,059
Accumulated deficit	(1,796,189)	(1,889,982)	(260,070)
Accumulated other comprehensive loss	(5,290)	(5,120)	(703)
Total 36Kr Holdings Inc.’s shareholders’ equity	251,977	158,406	21,798
Non-controlling interests	9,883	7,558	1,040
Total shareholders’ equity	261,860	165,964	22,838
Total liabilities and shareholders’ equity	458,966	346,440	47,672

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	98,888	80,395	11,063
Enterprise value-added services	26,768	13,383	1,842
Subscription services	14,232	8,623	1,186
Total revenues	139,888	102,401	14,091
Cost of revenues	(70,049)	(56,931)	(7,834)
Gross profit	69,839	45,470	6,257
Operating expenses:
Sales and marketing expenses	(64,836)	(45,360)	(6,242)
General and administrative expenses	(34,866)	(62,828)	(8,646)
Research and development expenses	(29,037)	(8,807)	(1,212)
Total operating expenses	(128,739)	(116,995)	(16,100)
Loss from operations	(58,900)	(71,525)	(9,843)
Other income/(expenses):
Share of loss from equity method investments	(307)	(516)	(71)
Long-term investment loss	-	(25,535)	(3,514)
Short-term investment income	776	424	58
Government grant	795	475	65
Others, net	4,763	817	112
Loss before income tax	(52,873)	(95,860)	(13,191)
Income tax credit/(expenses)	190	(65)	(9)
Net loss	(52,683)	(95,925)	(13,200)
Net loss attributable to non-controlling interests	375	1,574	217
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(52,308)	(94,351)	(12,983)

Net loss	(52,683)	(95,925)	(13,200)
Other comprehensive income
Foreign currency translation adjustments	1,153	170	24
Total other comprehensive income	1,153	170	24
Total comprehensive loss	(51,530)	(95,755)	(13,176)
Comprehensive loss attributable to non-controlling interests	375	1,574	217
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(51,155)	(94,181)	(12,959)

Net loss per ordinary share (RMB)
Basic	(0.050)	(0.090)	(0.012)
Diluted	(0.050)	(0.090)	(0.012)
Net loss per ADS (RMB)
Basic	(1.258)	(2.245)	(0.309)
Diluted	(1.258)	(2.245)	(0.309)
Weighted average number of ordinary shares used in per share calculation
Basic	1,039,599,446	1,050,508,220	1,050,508,220
Diluted	1,039,599,446	1,050,508,220	1,050,508,220
Weighted average number of ADS used in per ADS calculation
Basic	41,583,978	42,020,329	42,020,329
Diluted	41,583,978	42,020,329	42,020,329

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB’000	RMB’000	US$’000
Net loss	(52,683)	(95,925)	(13,200)
Share-based compensation expenses	3,707	47	7
Non-GAAP adjusted net loss	(48,976)	(95,878)	(13,193)
Interest income, net	(684)	(485)	(67)
Income tax (credit)/expenses	(190)	65	9
Depreciation and amortization expenses	693	951	131
Non-GAAP adjusted EBITDA	(49,157)	(95,347)	(13,120)